March 31, 2014

VIA EDGAR AND E-MAIL

Mr. Gabriel Eckstein

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	IMS Health Holdings, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-193159

Dear Mr. Eckstein:

In connection with the above-referenced Registration Statement, we wish to advise you that between March 24, 2014 and the date hereof we effected the distribution of approximately 13,890 copies of the Company’s Preliminary Prospectus dated March 24, 2014 to prospective underwriters, institutional investors, prospective dealers, brokers, individuals, rating agencies and others.

We will comply and have been informed by the other participating underwriters that they will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

As Representatives of the several underwriters, we hereby join in the request of the Company that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4:00 p.m. EST on April 2, 2014, or as soon thereafter as practicable.

Very truly yours,

J.P. MORGAN SECURITIES LLC,
GOLDMAN, SACHS & CO.,
MORGAN STANLEY & CO. LLC,
As Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Thomas V. Rueger, Jr.
Name:	Thomas V. Rueger, Jr.
Title:	Managing Director

GOLDMAN, SACHS & CO.

By:	/s/ Matt Leavitt
Name:	Matt Leavitt
Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Jon Zimmerman
Name:	Jon Zimmerman
Title:	Vice President

[Signature Page to Request for Acceleration of Effectiveness]